UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                 ARTISOFT, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04314L106
                 ----------------------------------------------
                                 (CUSIP Number)

  Gerald R. Forsythe, 1075 Noel Avenue, Wheeling, Illinois 60090 (847)459-4250
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 25, 1996
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D
                      FILED PURSUANT TO RULE 13d-1 OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

        The following information supplements the information contained in the
Schedule 13D dated January 19, 1996, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Artisoft, Inc. ("Artisoft").

The Statement of Schedule 13D is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5(c) as previously filed is hereby amended as follows:

        As of July 9, 1996, the aggregate number of shares of Artisoft Common Stock which may be deemed to be owned beneficially by the Reporting Persons listed in this filing has increased materially since the filing date of the original schedule (based on the number of outstanding shares of Artisoft as set forth in its Quarterly Report on Form 10-Q for the quarter ended March 31,
1996).

        As of July 9, 1996, Mr. Forsythe owned 375,200 shares (2.59%) of the outstanding Common Stock of Artisoft.

        As of July 9, 1996, Indeck Power Equipment Company owned 432,000 shares (2.98%) of the outstanding Common Stock of Artisoft.

        As of July 9, 1996, Indeck Energy Services, Inc. owned 594,000 shares (4.10%) of the outstanding Common Stock of Artisoft.

        As of July 9, 1996, the aggregate number of shares of Artisoft Common Stock which may be deemed to be owned beneficially by the Reporting Persons in this filing was 1,401,200 or 9.68% of the total outstanding shares of Common Stock of Artisoft.

        The table on the next page sets forth certain information regarding purchases/sales by the Reporting Persons of shares of Artisoft Common Stock since the filing date of the original Schedule. Such purchases were made in the open market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER (CONTINUED)

                                                                               TOTAL COST
                                     NO. OF SHARES         PURCHASE PRICE     (INCLUDING
                         DATE         BOUGHT/SOLD            PER SHARE        COMMISSIONS)
                         ----        -------------         --------------     ------------


MR. FORSYTHE            2-13-96        20,000                $6.875              $138,305
                        3-22-96         5,000                 7.75                 38,955
                        6-24-96        25,000 SOLD            8.875               220,871

INDECK POWER            3-8-96         25,000                 7.29                182,255
                        3-22-96        10,000                 7.79                 77,905
                        6-20-96        10,000                 8.875                89,155
                        6-24-96        25,000                 8.875               222,880

INDECK ENERGY           6-20-96        27,500                 8.935               245,712
                        6-21-96         2,000                 8.935                17,870
                        6-24-96        10,000                 8.935                89,350
                        6-25-96         8,000                 8.7475               69,980
                        6-25-96        10,000                 8.8725               88,725
                        6-25-96        15,000                 8.8125              132,188
                        6-25-96         2,500                 8.685                21,713
                        6-26-96         7,500                 8.8125               66,094
                        6-28-96        10,000                 8.9975               89,975
                        6-28-96        25,000                 8.8725              221,813
                        6-28-96        10,000                 8.685                86,850
                        7-2-96          7,500                 8.935                67,013
                        7-2-96          6,000                 8.935                53,610
                        7-2-96          4,000                 8.8725               35,490
                        7-2-96          7,500                 8.935                67,013
                        7-3-96         10,000                 8.935                89,350
                        7-5-96          6,500                 8.685                56,453
                        7-8-96         10,000                 8.81                 88,100
                        7-8-96         15,000                 8.685               130,275


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      The Reporting Persons own 725 call option contracts. Purchases of said call options occurring since the filing date of the original Schedule are set forth below.



                                                                               TOTAL COST
                                     NO. OF OPTIONS        PURCHASE PRICE     (INCLUDING
                         DATE           PURCHASED            PER OPTION       COMMISSIONS)
                         ----        -------------         --------------     ------------


MR. FORSYTHE            3-14-96         200                  $4.1877             $83,755
                        6-3-96          200                   3.9777              79,555
                        6-7-96          100                   4.2279              42,280


INDECK POWER            6-19-96         25                    2.75                 6,980
                        6-20-96         25                    2.75                 6,980
                        6-21-96         25                    2.75                 6,980
                        6-24-96         25                    2.625                6,667
                        6-25-96         25                    2.50                 6,355
                        6-27-96         25                    2.9375               7,448
                        6-28-96         25                    2.8125               7,136
                        7-2-96          25                    2.75                 6,980
                        7-3-96          25                    2.8125               7,136


                                 SIGNATURES



     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                        Date: July 9, 1996


                                        /s/ Gerald R. Forsythe
                                        --------------------------------
                                        Gerald R. Forsythe



                                        /s/ Gerald R. Forsythe
                                        -------------------------------
                                        Indeck Power Equipment Company
                                        by Gerald R. Forsythe, Chairman & CEO



                                        /s/ Gerald R. Forsythe
                                        -------------------------------
                                        Indeck Energy Services, Inc.
                                        by Gerald R. Forsythe, Chairman & CEO